UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)*

Scott's Liquid Gold-Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

810202101
(CUSIP Number)

Aaron Granovitz
2460 Park Ave
Hermosa Beach, CA 90254
(310) 721-1806
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 30, 2022
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box  [   ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP No.    810202101
1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
Aaron Granovitz
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [  ]
3
SEC USE ONLY


4
SOURCE OF FUNDS

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
 USA
NUMBER OF
SHARES
BENEFICIAL
LY OWNED
BY EACH
REPORTING
PERSON
WITH:
7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
649,008

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSTIVE POWER
649,008
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
649,008
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions) [  ]
13
PERCENT OF CALSS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
14
TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No.    810202101
1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
Entertainment Enterprises Defined Benefit Plan
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [  ]
3
SEC USE ONLY


4
SOURCE OF FUNDS

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
California, USA
NUMBER OF
SHARES
BENEFICIAL
LY OWNED
BY EACH
REPORTING
PERSON
WITH:
7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
649,008

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSTIVE POWER
649,008
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
649,008
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions) [  ]
13
PERCENT OF CALSS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
14
TYPE OF REPORTING PERSON (see instructions)
IN


CUSIP No.    810202101
1
NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)
AMG 401K Trust
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [  ]
3
SEC USE ONLY


4
SOURCE OF FUNDS

PF
5
CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [  ]
6
CITIZENSHIP OR PLACE OF ORGANIZATION
 California, USA
NUMBER OF
SHARES
BENEFICIAL
LY OWNED
BY EACH
REPORTING
PERSON
WITH:
7
SOLE VOTING POWER
0

8
SHARED VOTING POWER
649,008

9
SOLE DISPOSITIVE POWER
0

10
SHARED DISPOSTIVE POWER
649,008
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
649,008
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions) [  ]
13
PERCENT OF CALSS REPRESENTED BY AMOUNT IN ROW (11)
5.1%
14
TYPE OF REPORTING PERSON (see instructions)
IN

Item 1.	Security and Issuer

The class of securities to which this statement relates is the common stock, par value $0.10 per share (the "Common Stock") of Scott's Liquid Gold - Inc., a Colorado corporation (the
"Corporation"). The principal executive offices of the Corporation are located at 8400 E. Crescent Parkway, Suite 450,
Greenwood Village, CO 80111.

Item 2.	Identity and Background

(a)	This statement is being filed by (i) Aaron Granovitz
("Mr. Granovitz"); (ii) Entertainment Enterprises Defined Benefit Plan ("EEDBP"); and (iii) AMG 401K Trust ("AMG") (collectively hereinafter referred to as the ?Reporting Persons?). Mr. Granovitz is the sole trustee and beneficiary of EEDBP and AMG.

(b)	The residence of the Reporting Persons is 2460 Park
Avenue, Hermosa Beach, CA 90254.

(c)	Mr. Granovitz is a contractor for an E-commerce company
called Floral Access with principal address 14507
Hawthorne Blvd, Lawndale, CA 90260.

(d)	During the last five years, none of the Reporting Persons
have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	 During the last five years, none of the Reporting
Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	 Mr. Granovitz is a citizen of the United States of
America.

Item 3.	Source and Amount of Funds or Other Considerations

The aggregate purchase price of the 649,008 shares of Common
Stock beneficially owned by the Reporting Persons is approximately $200,623, inclusive of brokerage commissions, which was funded by Mr. Granovitz?s private funds. No part of the purchase price represents borrowed funds.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock for investment purposes. The Reporting Persons purchased shares of Common Stock because they believed that the shares may present significant opportunities for realization of increased stockholder value.

The Reporting Persons plan to continuously evaluate, among other factors, the financial condition, results of operations, business and prospects of the Corporation, the securities markets in general and the market for the Common Stock in particular, prevailing economic conditions and expected trends, all with a view to determining whether to hold, decrease or increase their investment in the Common Stock, through open market, privately negotiated or any other transactions.

The Reporting Persons may from time to time engage in communications with the Corporation?s management team and Board of Directors (the "Board") regarding means to enhance stockholder value. The Reporting Persons intend to review their investment in the Corporation on an ongoing basis and may from time to time in the future formulate plans or proposals regarding the Corporation, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Depending on the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth herein, the Reporting Persons have no specific present plans or proposals which would result in:

(a) the acquisition by any person of additional securities or the disposition of securities of the Corporation;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of the Corporation;

(f) any other material change in the Corporation?s business or corporate structure;

(g) changes in the Corporation?s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person;

(h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section
12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the date of this report, the Reporting Persons
beneficially own 649,008 shares (the "Shares") of the Common Stock of the Corporation, representing approximately 5.1% of the Corporation?s issued and outstanding shares. (Calculated based on information included in the Form 10-Q for the period ended September 30, 2022, filed with the SEC on November 14, 2022, which reported 12,805,663 shares of common stock outstanding as of November 13, 2022).

(b)	Mr. Granovitz is the sole trustee and beneficiary of EEDBP
and AMG. Accordingly, EEDBP, AMG and Mr. Granovitz may be deemed to hold shared voting power and dispositive power with respect to the Shares held.

(c)	Except as set forth on Schedule 1 hereto, no transactions
in the Common Stock were effected during the past sixty days, by the Reporting Persons, or, to the best of the knowledge of the Reporting Persons, by any of the other persons named in response to Item 2, if any.

(d)	To the best knowledge of the Reporting Persons, no other
person is known to have the right to receive or the power to direct the receipt of dividends from, or the procedes from the sale of, the Shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer

None of the Reporting Persons nor, to the best of their knowledge, any of the other persons named in response to Item 2, if any, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Corporation.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 9, 2023

Aaron Granovitz

/s/ Aaron Granovitz

Signature

Aaron Granovitz

Name


Entertainment Enterprises Defined
Benefit

/s/ Aaron Granovitz

Signature

Trustee

Title


AMG 401K Trust

/s/ Aaron Granovitz

Signature

Trustee

Title



SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60
Days or Since Their Recent Schedule 13D Filing:
1. 		Aaron Granovitz (1)

Trade Date
Nature of
Transaction
(Sale/Purchase)
Number of
Shares
Price Per Share
(2)
10/31/2022
Purchase
4,534
$0.1802 (3)
11/3/2022
Purchase
24,800
$0.2690 (4)
11/4/2022
Purchase
2,500
$0.2700
11/9/2022
Purchase
500
$0.2301
11/11/2022
Purchase
11,000
$0.2482 (5)
11/14/2022
Purchase
25,000
$0.2698 (6)
11/15/2022
Purchase
11,076
$0.2351
11/17/2022
Purchase
7,700
$0.25
11/29/2022
Purchase
14,800
$0.29
12/8/2022
Purchase
45,000
$0.2111 (7)
12/9/2022
Purchase
10,100
$0.2495 (8)
12/14/2022
Purchase
10,500
$0.2089 (9)
12/15/2022
Purchase
9,318
$0.2330 (10)
12/19/2022
Purchase
2,500
$0.23
12/22/2022
Purchase
5,500
$0.1901
12/30/2022
Purchase
30,100
$0.2184 (11)
(1)	Not including any brokerage fees.
(2) 	For those purchases indicated with footnotes (3)-(11), the
price per share reported is a weighted average price. For
those purchases without a footnote, the price per share
reported is the exact purchase price of all shares acquired
on such date. The Reporting Persons undertake to provide to
the Corporation, any security holder of the Corporation, or
the staff of the Securities and Exchange Commission, upon
request, further information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3)-(11) to this Schedule 13D.
(3)	These shares were purchased at prices ranging from $0.1802-
$0.1803.
(4) 	These shares were purchased at prices ranging from $0.2599-
$0.2764.
(5) 	These shares were purchased at prices ranging from $0.2302-
$0.25.
(6)	These shares were purchased at prices ranging from $0.2675-
$0.27.
(7) 	These shares were purchased at prices ranging from $0.20-
$0.2201.
(8)	These shares were purchased at prices ranging from $0.1901-
$0.2501.
(9)	These shares were purchased at prices ranging from $0.2051-
$0.2101.
(10)	These shares were purchased at prices ranging from $0.2201-
$0.2401.
(11)	These shares were purchased at prices ranging from $0.2117-
$0.2201.


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